UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September, 2003

Commission File Number: 000-50393

NEUROCHEM INC.

7220 Fredrick-Banting, Suite 100 Saint-Laurent, Québec H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_| No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_| No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.

September 26, 2003	By:	/s/ David Skinner David Skinner Director of Legal Affairs and General Counsel

NEUROCHEM INC. ANNOUNCES UNDERWRITERS’ EXERCISE OF OVER-ALLOTMENT OPTION

Montreal, Canada, September 25, 2003 – Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today that it will issue on or about September 26, 2003 an additional 750,000 common shares at US$10.87 per share to the underwriters of the company’s recently completed public offering, pursuant to the underwriters’ full exercise of their over-allotment option. The additional net proceeds to the company from this issuance will be approximately US$7.6 million. As a result of the exercise of this option, the aggregate proceeds, net of underwriting fees and commissions, to the company from the offering will be approximately US$59 million.

UBS Securities LLC has been acting as the sole book running manager in this offering, and Banc of America Securities Canada Co., RBC Dominion Securities Inc., CIBC World Markets Inc., Loewen, Ondaatje, McCutcheon Limited and Orion Securities Inc. have been acting as co-managers.

Copies of the U.S. final prospectus relating to the offering may be obtained from UBS Securities LLC, 299 Park Avenue, New York, NY 10171. Copies of the Canadian supplemented final prospectus relating to the offering may be obtained from UBS Securities Canada Inc., 1010 Sherbrooke Street West, Suite 2510, Montreal, Quebec, H3A 2R7.

About Neurochem

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company’s staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. FibrillexTM, designated an orphan drug, is in a pivotal Phase II/III clinical trial for AA amyloidosis. AlzhemedTM has completed a Phase II clinical trial for the treatment of Alzheimer’s disease. CerebrilTM is in a Phase II trial for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy. Neurochem is also developing a product for the potential treatment of epileptic seizures induced by traumatic brain injury. For additional information on Neurochem, please visit our website at: (www.neurochem.com)

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release.

These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.